UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

3 August 2012

Telecom Corporation of New Zealand Limited

(“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Alan Gourdie to leave Telecom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 3 August 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA STATEMENT

3 August 2012

ALAN GOURDIE TO LEAVE TELECOM

Telecom has today announced that Alan Gourdie has resigned from his position as CEO of the Telecom Retail business unit, effective 31 October 2012.

Alan has led Telecom Retail since joining Telecom in 2008. The business unit provides calling, access, mobile and data services to more than two million customers, including consumers and small to medium enterprises.

Chris Quin, acting Telecom CEO, said: “Alan has done an exceptional job growing the business during one of the most significant periods of competition and change in Telecom’s history.

“He has led a significant improvement in the company’s relationships with its customers, fundamentally reshaped Telecom’s mobile offerings to compete in a highly competitive and fast moving market, and continued to develop Telecom’s fixed line business.”

Alan Gourdie said he is proud of what Telecom and the Retail team have achieved over the last four years.

“We now have the customer focus and brand required to be a highly competitive Retail Service Provider in the new world of telecommunications in NZ,” said Alan.

“The company has a bright future after demerger and I am pleased to be leaving the business with very good momentum.”

Simon Moutter will appoint a new head of the Retail business after he starts as Telecom CEO on 13 August 2012.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

ENDS

For media enquiries please contact:

Ian Bonnar

Head of Corporate Communications

Telecom NZ

+64 (0)27 215 7564

For investor enquiries please contact:

Stefan Knight

Head of Investor Relations

Telecom NZ

+64 (0)27 252 9438

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand